May 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	LiqTech International, Inc.
Registration Statement on Form S-1 (File No. 333-296258)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Konik Capital Partners, LLC, a division of T.R. Winston and Company, LLC, acting as underwriter, hereby joins LiqTech International, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-296258) (the “Registration Statement”) to become effective on Thursday, May 28, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, K&L Gates LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned affirms that it is aware of its obligations under the Act as they pertain to the underwritten offering pursuant to the Registration Statement.

Very truly yours,

Konik Capital Partners, LLC, a division of T.R. Winston and Company

By:	/s/ Alden Carrere
Name:	Alden Carrere
Title:	Co-Founder and Partner